ARF 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019925

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 11 2002 143

SEC FILE NUMBER
8-14989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investors Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 McConnor Parkway
(No. and Street)

Schaumburg	IL	60196-6801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Jorgensen — (847) 874-7403
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — if individual, state last, first, middle name)

203 North LaSalle Street	Chicago	IL	60601-1210
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond ...

OATH OR AFFIRMATION

I, David S. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
SHELLY R WALCZAK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/05/04

Shelly R. Walczak
Notary Public

Signature

Vice President and Treasurer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage Services, Inc.

(A wholly-owned subsidiary of Kemper Investors Life Insurance Company)

Report on Audit of Financial Statements

and Supplemental Schedules

For the Year Ended December 31, 2001

Investors Brokerage Services, Inc.

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Investors Brokerage Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Investors Brokerage Services, Inc. (the "Company") at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule on page 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Febraury 22, 2002

Investors Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 1,273,066
Accounts receivable from affiliates	54,399
Deposits with and receivables from clearing broker	3,000
Other assets	110,481
Total assets	$ 1,440,946

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable to affiliates	$ 738
Accounts payable and other liabilities	27,524
Total liabilities	28,262
Stockholder's equity:	
Common stock, $5 par value; 2,000 shares authorized, 1,369 shares issued and outstanding	6,845
Additional paid-in capital	1,328,155
Retained earnings	77,684
Total stockholder's equity	1,412,684
Total liabilities and stockholder's equity	$ 1,440,946

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.

Statement of Operations
For the Year Ended December 31, 2001

Revenues:	
Commissions - Insurance products	$ 16,400
Interest and other income	38,198
Total revenues	54,598
Expenses:	
Commissions	400
Operating:	
Advertising	26,496
Outside services	22,734
Salaries and benefits	39,659
Licenses and fees	24,727
General and administrative	21,633
Total operating expenses	135,249
Total expenses	135,649
Loss before income taxes	(81,051)
Income tax benefit	(86,300)
Net income	$ 5,249

Investors Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2000	$ 6,845	$ 1,328,155	$ 72,435	$ 1,407,435
Net income	-	-	5,249	5,249
Balance at December 31, 2001	$ 6,845	$ 1,328,155	$ 77,684	$ 1,412,684

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 5,249
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in cash segregated under Federal regulations	210,946
Increase in accounts receivable from affiliates	(51,718)
Decrease in other assets	61,619
Decrease in accounts payable to affiliates	(67,730)
Increase in accounts payable and other liabilities	21,491
Decrease in income tax payable	(118,503)
Net cash provided by operating activities	61,354
Cash and cash equivalents, beginning of year	1,211,712
Cash and cash equivalents, end of year	$ 1,273,066

1. General Information and Summary of Significant Accounting Policies

General Information

Investors Brokerage Services, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Kemper Investors Life Insurance Company ("KILICO"). KILICO is ultimately a wholly-owned subsidiary of Zurich Financial Services ("Zurich").

During the third quarter of 2000, the Company transferred all of its retail customer business to PMG Securities, Inc., another wholly-owned subsidiary of KILICO.

Revenue Recognition

Commission income on variable annuity and variable life insurance sales is recognized when earned.

Interest and Other Income

Interest income is primarily generated through interest earned on cash and cash equivalents.

Operating Expenses

Operating expenses primarily consist of compensation, consulting and administrative expenses.

Cash and Cash Equivalents

Cash equivalents include investments in a money market account, consisting primarily of short-term obligations of U.S. government and its agencies and instrumentalities.

Income Taxes

The Company files a separate Federal income tax return. For state income tax purposes, the Company files on a combined basis with eligible affiliates pursuant to a tax sharing agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Minimum Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this Rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $1,218,975, which was $1,193,975 in excess of its required minimum net capital. This required minimum net capital amount of $25,000 is included in cash and cash equivalents in the accompanying Statement of Financial Condition. The ratio of aggregate indebtedness to net capital at December 31, 2001 is approximately .02 to 1.

3. Transactions with Affiliates

Included in cash and cash equivalents are $1,191,369 in a money market fund, which is sponsored by an affiliate.

4. Income Taxes

The income tax benefit for the year ended December 31, 2001 was as follows:

	Total
Federal	$ 3,534
State	(89,834)
	$ (86,300)

The effective tax rate differs from the statutory rate due to the Company releasing estimated future payments of state income taxes and its deferred income tax asset.

SUPPLEMENTAL SCHEDULES

Investors Brokerage Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Total stockholder's equity	$ 1,412,684
Deductions and/or charges:	
Nonallowable assets:	
Current Federal income tax	101,746
Receivable from affiliates	54,399
Other assets	8,735
Total nonallowable assets	164,880
Fidelity bond charge	5,000
Total deductions and/or charges	169,880
Net capital before haircuts on securities positions	1,242,804
Haircuts on securities:	
Trading and investment securities:	
Other securities (money market fund)	23,829
Net capital	1,218,975
Minimum net capital requirement	25,000
Net capital in excess of requirement	$ 1,193,975
Aggregate indebtedness	$ 28,262
Ratio of aggregate indebtedness to net capital	.02 to 1

There were no material differences between the amounts reported above and, the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2001.

Investors Brokerage Services, Inc.

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Supplementary Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
Investors Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Investors Brokerage Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002